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FORM 15/A

Amendment No. 2

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54214

POW! Entertainment, Inc.

(Exact name of registrant as specified in its charter)

9440 Santa Monica Blvd #620, Beverly Hills, CA (310) 275-9933

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 42

Explanatory Note: The registrant previously filed a Form 15 on January 27, 2017, which was amended on January 30, 2017. Although the Form 15 was correctly filed as a 15-12g filing, the box 15d-6 was incorrectly checked in the initial filing and the first amendment filing. This filing corrects the reference to the rule under which the filing was made.

Pursuant to the requirements of the Securities Exchange Act of 1934 POW! Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date:	March 14, 2017	By:	/s/ Gill Champion

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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